April 11, 2017

VIA EDGAR AND OVERNIGHT MAIL

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended March 26, 2016

Filed May 25, 2016

Form 10-Q for the Quarterly Period Ended December 24, 2016

Filed February 2, 2017

File No. 000-19357

Dear Ms. Raminpour:

On behalf of Monro Muffler Brake, Inc., a New York Corporation, please find below the Company’s response to your comment letter dated March 21, 2017. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or Form 10-Q.

The numbered paragraphs below set forth the Staff’s comments together with our response. For your convenience, the Staff’s comments are reproduced in italics below, followed by our responses.

Form 10-K for the Fiscal Year Ended March 26, 2016

Management’s Discussion and Analysis, page 20

Results of Operations, page 22

1. We note that your April 25, 2015 acquisition of the Car-X Brand, as well as the franchise rights for 146 auto service centers results in you becoming a franchisor of Car-X stores along with your Company-operated stores.

If material, please provide a discussion in MD&A of your franchise operations and the amount of royalty and franchise fees included in sales. Also, please consider expanding your revenue recognition policy in the notes to your financial statements to provide a discussion of the various revenue categories received from your franchised operations, such as royalties, franchise fees, licenses, advertising co-operatives, etc., and their revenue recognition policies.

Response: We respectfully advise the Staff that the royalties and franchise fees received from Car-X franchisees and included in sales are not material to the Company’s financial statements. For the year ended March 26, 2016, the royalties and franchise fees we received from Car-X franchisees included in sales were, in the aggregate, less than 0.4% of our consolidated sales. As a franchisor and based on our franchise agreements, we do not receive any other revenue from Car-X franchisees, including licensing, advertising, co-operative, or any other types of revenue. Since the total royalties and franchise fees received from Car-X franchisees are not a significant component of our revenue and do not have a significant impact on our liquidity or capital expenditures, it is the judgment of management that no further information needs to be included in MD&A pursuant to Item 303(a) of Regulation S-K in order to understand our results of operations or financial condition. Furthermore, since the revenue earned from these franchising arrangements is not material, we also believe that no additional disclosure in the notes to our financial statements is needed to expand our revenue recognition policy to discuss the various revenue categories received from our franchised locations, as it is the judgment of management that the results of operations are not materially affected by such royalties and franchise fees.

To the extent that these activities increase in significance in the future or expand to include additional revenue streams and these become material to our business, we will consider expanding the disclosures as the Staff suggests.

Form 10-Q for the Quarterly Period Ended December 24, 2016

Note 1. Condensed Consolidated Financial Statements, page 7

Revisions and Reclassifications

2.    We note your disclosure of evaluating the principal versus agent accounting guidance in assessing the appropriate presentation for certain transactions primarily related to your fiscal 2017 acquisitions and that you have determined that agent accounting is appropriate for such transactions. Although you have determined that the revised amounts were not material to any prior period financial statements and did not impact gross profit as previously reported, please tell us, and revise your revenue recognition note to the financial statements going forward to describe the nature of these transactions and how you determine that agent accounting is appropriate.

Response: We advise the Staff that under various arrangements, we may deliver tires to national account customers on behalf of certain national account tire vendors. Among other considerations to these arrangements, these transactions involve the delivery of tires to national account customers for which we receive from the national account tire vendor a delivery commission and reimbursement for the cost of the tire. The national account tire vendor is responsible for billing the national account customer for the value of the sale transaction.

Based on the nature of the transactions as described above, and on an evaluation of the applicable considerations under ASC 605-45-45, we determined that the delivery commission we earn from these transactions is as an agent and the net amount retained is recorded as commission revenue.

The estimated annualized net amount retained to be recorded as commission revenue from such transactions is less than .1% of sales. Additionally, the estimated annualized gross volume of these transactions, excluding the commission revenue, is approximately 1% of sales, representing reimbursement for the cost of the delivered tires. After consideration of the factors described under ASC 235-10-50, we believe it is appropriate not to provide additional disclosure in the notes to our financial statements to identify and describe our policy in recognizing the revenue received from our arrangement as an agent to certain national account tire vendors, as it is the judgement of management that the results of operations are not materially affected by such revenue. To the extent that these transactions increase in significance in the future and become material to our business, we will consider expanding the disclosures as the Staff suggests.

3. We note from your disclosure on page 15 that the reason for the decrease in gross profit for the quarter and nine months ended December 24, 2016 is due to the newly acquired wholesale business which has a higher material cost of sales than the retail business. We further note from your earnings call transcript for the 3rd quarter ended December 24, 2016 that you acquired commercial and wholesale businesses in the fiscal 2017 acquisitions that operate at a lower gross margin than your retail business. Such commercial and wholesale businesses are described as operating around a 15% gross margin compared with your base business at about 40% to 41% gross margin, and that you expect that this change in sales mix will reduce gross margins by approximately 250 basis points. Reference is made to page 4 of the transcript. In this regard, please tell us the consideration given to analyzing your business in terms of retail, commercial and wholesale operating segments pursuant to guidance in ASC Topic 280-10-50-1. To the extent you operate these businesses as separate operating segments, tell us why you believe aggregation into one reportable segment would be appropriate, specifically addressing the differing operating margins. See guidance in ASC Topic 280-10-50-11. Additionally, we note from your earnings calls that you discuss and answer analyst questions on operational performance of the North and the South regions. Please explain to us how these geographical regions fit in to your operating and reportable segments.

Response: The Company is engaged in operating over 1,100 tire and automotive repair locations that provide a broad range of automotive repair and tire services. Our locations that serve commercial customers conduct tire and automotive repair activities that are similar to our retail locations, other than with respect to the sales mix resulting from the sale of commercial tires.

In fiscal 2017, the Company acquired wholesale locations that, in most cases, sell tires to customers for resale. The gross margin of the wholesale locations is different primarily due to the higher mix of tires sold and the fact that those tire sales do not include installation or other tire related services that are more common at other locations. The differences in gross margin due to sales mix is not unlike the occurrence of differences in gross margin due to sales mix that exist across all of our tire and automotive repair locations.

Our commercial and wholesale locations operate under a set of common policies and procedures and under a uniform operations management structure as our retail locations, and are supported by a common group of support staff located primarily in Rochester, New York.

The primary services necessary to support the commercial, wholesale and retail locations are conducted centrally by this corporate staff. This includes facilities and maintenance functions, marketing, real estate, training, risk management, customer service, human resources, data processing and accounting. In addition, purchasing and vendor programs are consolidated across all our locations for vendor management, including all parts purchasing and all tire purchasing.

Our Chief Executive Officer (“CEO”) is our Chief Operating Decision Maker (“CODM”). Our CODM and Board of Directors review and approve a consolidated annual budget. The CODM reviews on a monthly basis the consolidated financial results to make decisions about resources to be allocated and operational needs. Performance assessments and incentive compensation for the CODM and direct reports of the CODM are based on consolidated financial results.

Because the CODM reviews consolidated financial information to assess performance and allocate resources, the Company believes that it operates as one operating segment and that separate reportable segments are not warranted pursuant to ASC 280-10-50.

The Company provided gross margin information for the third quarter earnings call solely to explain the impact that the acquisitions of the commercial and wholesale locations, and shift in sales mix, had on consolidated gross margin. This gross margin information was derived based on approximate sales mix and general allocations. Financial information to fully evaluate gross margin and results of operations is only available on a consolidated basis. Consistent with how we manage the business at a consolidated level, and consistent with what we have done historically, we expect to continue to discuss the impact of sales mix in order to explain our consolidated operating results.

Further, we respectfully advise the Staff that the Company is organized based on the products and services it provides in totality and the basis of organization does not include other factors such as geographic areas or other factors. Further, we do not report information by geographic region as part of the operating results reviewed by the CODM to allocate resources and assess performance.

While we have addressed questions and given commentary on geographic sales trends and dynamics in our earnings calls, we do not distinguish between the North and South regions in our operating and reportable segment reporting, and no decisions or resource allocations are made by the Company’s CODM on the basis of geographical regions.

Please feel free to call the undersigned at 585-784-3356 should you have any questions or require additional information.

Sincerely,

/s/ Brian J. D’Ambrosia

Brian J. D’Ambrosia

Senior Vice President – Finance,

Treasurer and Chief Financial Officer

BJD: kar

CC:	Ms. Beverly A. Singleton – Securities and Exchange Commission

Ms. Claire Erlanger – Securities and Exchange Commission

Mr. Robert G. Gross – Executive Chairman

Mr. John W. Van Heel – Chief Executive Officer and President

Ms. Maureen E. Mulholland, Esq. – General Counsel

Monro Muffler Brake, Inc. Audit Committee Members

Mr. Alexander McClean, Esq. – Harter Secrest & Emery LLP

Mr. Keith Stolzenburg – PricewaterhouseCoopers LLP

Mr. Darin Pellegrino – Monro Muffler Brake, Inc.

Mr. Christian M. Snyder – Monro Muffler Brake, Inc.

Ms. Michelle A. Cohen – Monro Muffler Brake, Inc.

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